ENVOY MEDICAL, INC.
4875 White Bear Lake Parkway
White Bear Lake, MN 55110

VIA EDGAR

February 9, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Envoy Medical, Inc.| Registration Statement on Form S-1, as amended File Number: 333- 292260

Ladies and Gentlemen:

On behalf of Envoy Medical, Inc., the undersigned respectfully requests that the above-referenced registration statement be declared effective at 5:15 p.m. Eastern Time on Tuesday, February 10, 2026, or as soon as practicable thereafter.

Sincerely,

ENVOY MEDICAL, INC.

By:	/s/ Brent Lucas
Brent Lucas
Chief Executive Officer